UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marchex, Inc.

File No. 0-50658 - CF#30838

—————————————————

Marchex, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 17, 2014, as amended on June 25, 2014.

Based on representations by Marchex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41	through March 16, 2015
Exhibit 10.42	through March 16, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary